MORGAN, LEWIS & BOCKIUS LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

April 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Green Century Funds (File No. 811-06351)
Preliminary Proxy Statement

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Ashley Vroman-Lee of the Staff of the Division of Investment Management of the Securities and Exchange Commission regarding the preliminary proxy statement filed by Green Century Funds (the “Registrant”) with respect to its series Green Century Balanced Fund (the “Fund”).  Following are the Staff’s comments with respect to the preliminary proxy statement and the Registrant’s responses thereto:

1.	Comment:
The Staff noted that the Registrant states on page 6 of the proxy statement the date on which the Fund’s current subadvisory agreement with Trillium Asset Management LLC (“Trillium”) was last approved by shareholders, and requested that the Registrant also state the rate of compensation paid to Trillium under the current subadvisory agreement, in accordance with Item 22(c)(1)(ii) of Schedule 14A.

Response:	The Registrant confirms that the rate of compensation paid to Trillium under the current subadvisory agreement is stated on page 16 of the proxy statement.

2.	Comment:
The Staff requested that the Registrant revise the disclosure with respect to Section 15(f) of the 1940 Act to clarify that neither Trillium nor Perpetual Ltd., which has entered into an agreement to acquire Trillium (the “Transaction”), will take any action in connection with the Transaction that would result in an “unfair burden” on the Fund.

Response:
The Registrant will revise the disclosure to clarify that neither Trillium nor Perpetual Ltd. will take any action in connection with the Transaction that would result in an “unfair burden” on the Fund.

3.	Comment:
The Staff requested that the Registrant confirm that it will file an executed copy of the new subadvisory agreement as an exhibit to the next post-effective amendment to the Fund’s registration statement on Form N-1A filed after the completion of the Transaction.

Response:
The Registrant confirms that it will file an executed copy of the new subadvisory agreement as an exhibit to the next post-effective amendment to the Fund’s registration statement on Form N-1A filed after the completion of the Transaction.

Please call the undersigned at (617) 951-8458 or Ellen Blanchard at (617) 341-7505 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz